UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ArthroCare Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

0-027422

(Commission File Number)

OEP AC Holdings, LLC

320 Park Avenue, 18th Floor

New York, NY 10022

(212) 277-1500

Copy to:

Derek M. Winokur, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

212-698-3500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 1, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Commission File Number 0-027422

1.	Names of Reporting Persons OEP AC Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 5,820,357 shares of common stock issuable upon conversion of 75,000 shares of Series A 3.00% Convertible Preferred Stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,820,357 shares of common stock issuable upon conversion of 75,000 shares of Series A 3.00% Convertible Preferred Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,820,357 shares of common stock issuable upon conversion of 75,000 shares of Series A 3.00% Convertible Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 17.8%*
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	The calculation of the foregoing percentage is based on 26,796,424 shares of Issuer Common Stock (as defined herein) outstanding as of September 1, 2009.

Commission File Number 0-027422

1.	Names of Reporting Persons One Equity Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 5,820,357 shares of common stock issuable upon conversion of 75,000 shares of Series A 3.00% Convertible Preferred Stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,820,357 shares of common stock issuable upon conversion of 75,000 shares of Series A 3.00% Convertible Preferred Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,820,357 shares of common stock issuable upon conversion of 75,000 shares of Series A 3.00% Convertible Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 17.8%*
14.	Type of Reporting Person (See Instructions) PN

*	The calculation of the foregoing percentage is based on 26,796,424 shares of Issuer Common Stock (as defined herein) outstanding as of September 1, 2009.

Commission File Number 0-027422

1.	Names of Reporting Persons OEP General Partner III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 5,820,357 shares of common stock issuable upon conversion of 75,000 shares of Series A 3.00% Convertible Preferred Stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,820,357 shares of common stock issuable upon conversion of 75,000 shares of Series A 3.00% Convertible Preferred Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,820,357 shares of common stock issuable upon conversion of 75,000 shares of Series A 3.00% Convertible Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 17.8%*
14.	Type of Reporting Person (See Instructions) PN

*	The calculation of the foregoing percentage is based on 26,796,424 shares of Issuer Common Stock (as defined herein) outstanding as of September 1, 2009.

Commission File Number 0-027422

1.	Names of Reporting Persons OEP Holding Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 5,820,357 shares of common stock issuable upon conversion of 75,000 shares of Series A 3.00% Convertible Preferred Stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,820,357 shares of common stock issuable upon conversion of 75,000 shares of Series A 3.00% Convertible Preferred Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,820,357 shares of common stock issuable upon conversion of 75,000 shares of Series A 3.00% Convertible Preferred Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 17.8%*
14.	Type of Reporting Person (See Instructions) HC; CO

*	The calculation of the foregoing percentage is based on 26,796,424 shares of Issuer Common Stock (as defined herein) outstanding as of September 1, 2009.

Item 1. Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to shares of common stock, par value $0.001 per share (“Issuer Common Stock”), of ArthroCare Corporation, a Delaware corporation (“ArthroCare” or the “Issuer”) issuable upon conversion of shares of Series A 3.00% Convertible Preferred Stock, par value $0.001 per share, of the Issuer (“Issuer Preferred Stock”). The address of the principal executive office of the Issuer is 7500 Rialto Boulevard, Building Two, Suite 100, Austin, TX 78735.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”):

Reporting Persons	Principal Business	Address of Principal Office

OEP AC Holdings, LLC	To make private equity investments on behalf of JPMorgan Chase & Co.	320 Park Avenue, 18th Floor New York, New York 10022

One Equity Partners III, L.P.	To make private equity investments on behalf of JPMorgan Chase & Co.	320 Park Avenue, 18th Floor New York, New York 10022

OEP General Partner III, L.P.	To act as the general partner of One Equity Partners III, L.P.	320 Park Avenue, 18th Floor New York, New York 10022

OEP Holding Corporation	To act as a holding company for JPMorgan Chase & Co. in making private equity investments.	320 Park Avenue, 18th Floor New York, New York 10022

OEP AC Holdings, LLC, a Delaware limited liability company (“OEP”), is the record owner of 75,000 shares of Issuer Preferred Stock, which are convertible into approximately 5,820,357 shares of Issuer Common Stock. The managing member of OEP is One Equity Partners III, L.P., a Cayman Islands limited partnership (“OEP III”); the sole general partner of OEP III is OEP General Partner III, L.P., a Cayman Islands limited partnership (“OEP GP III”); the sole general partner of OEP GP III is OEP Holding Corporation, a Delaware corporation (“OEP Holding”); Bank One Investment Corporation, a Delaware corporation (“BOI”), owns all of the outstanding capital stock of OEP Holding; JPMorgan Capital Corporation, a Delaware corporation (“JPM CC”), owns all of the outstanding capital stock of BOI; Banc One Financial LLC, a Delaware limited liability company (“BOF LLC”), owns all of the outstanding capital stock of JPM CC; and JPMorgan Chase & Co., a Delaware corporation (“JPMC”), owns all of the outstanding equity interests of BOF LLC. Due to their relationship to OEP, each of OEP III, OEP GP III and OEP Holding may be deemed to have shared voting and investment power with respect to the Issuer Common Stock beneficially owned by OEP. As such, OEP III, OEP GP III and OEP Holding may be deemed to have shared beneficial ownership over such shares of Issuer Common Stock. Each of OEP III, OEP GP III and OEP Holding, however, disclaims beneficial ownership of such shares of Issuer Common Stock except to the extent of its pecuniary interest therein.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of JPMC, BOF LLC, JPM CC, BOI, OEP Holding and OEP are listed on Schedule I to this Schedule 13D. OEP GP III and OEP III do not have any directors or officers.

Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person.

During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Items 4 and 6 hereof is incorporated herein by reference.

As more fully described in Item 4 hereof, on September 1, 2009, OEP acquired 75,000 shares of Issuer Preferred Stock for $75,000,000.00 (the “Purchase Price”) as contemplated by the Securities Purchase Agreement, dated as of August 14, 2009 (the “Securities Purchase Agreement”), by and between the Issuer and OEP. The Issuer Preferred Stock is convertible, subject to the terms and conditions of the Securities Purchase Agreement and the Certificate of Designations governing the Issuer Preferred Stock (the “Certificate of Designations”), into approximately 5,820,357 shares of Issuer Common Stock. The Purchase Price was funded by equity contributions to OEP by OEP III, OEP III Co-Investors L.P. and OEP II Partners Co-Invest L.P., which are the three members of OEP.

Item 4. Purpose of Transaction

The information set forth or incorporated in Items 3 and 6 hereof is incorporated herein by reference.

On August 14, 2009, pursuant to the Securities Purchase Agreement, OEP agreed to acquire from the Issuer 75,000 shares of Issuer Preferred Stock, which is convertible into approximately 5,820,357 shares of Issuer Common Stock, as described above (the “Investment”) for investment purposes. The Reporting Persons intend to review their Investment in the Issuer on an ongoing basis. Depending on their review and evaluation of the business and prospects of the Issuer and such other factors as they may deem relevant, and subject to the terms of the Securities Purchase Agreement (including without limitation the standstill and transfer restrictions described in Item 6 below) and applicable securities laws, the Reporting Persons may acquire additional shares of Issuer Common Stock or other securities of the Issuer, may sell all or any part of their Issuer Common Stock or Issuer Preferred Stock in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), may distribute Issuer Common Stock or Issuer Preferred Stock to various of their partners or members or may engage in any combination of the foregoing. Subject to applicable law and the terms of the Securities Purchase Agreement, the Reporting Persons may enter into hedging transactions or alternative structures with respect to the Issuer Common Stock or the Issuer Preferred Stock. No additional prior notice will be given, except as may be required by law, of any such transaction. Any alternative that the Reporting Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the Issuer Common Stock, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

As described below in Item 6, OEP has the right to appoint two directors to the Board of Directors of the Issuer (the “Board”). As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may, subject to the standstill restrictions described in Item 6 below, communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or, through their board representation, participate in the management of the Issuer.

Other than as described in this Item 4, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any individuals listed in response to Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

As of September 1, 2009, following the consummation of the transactions contemplated by the Securities Purchase Agreement, OEP may be deemed to beneficially own approximately 5,820,357 shares of Issuer Common Stock, representing approximately 17.8% of the outstanding Issuer Common Stock, assuming that there are 26,796,424 shares of Issuer Common Stock outstanding on such date. Also, as of September 1, 2009, following the consummation of the transactions contemplated by the Securities Purchase Agreement, each of the other Reporting Persons may be deemed to beneficially own approximately 5,820,357 shares of Issuer Common Stock, representing approximately 17.8% of the outstanding Issuer Common Stock, assuming that there are 26,796,424 shares of Issuer Common Stock outstanding on such date.

(c) Except as set forth in this Item 5, none of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, without independent verification, any person listed in response to Item 2 hereof, has engaged in any transaction during the past 60 days involving shares of Issuer Common Stock or Issuer Preferred Stock.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3 and 4 hereof is incorporated herein by reference.

On August 14, 2009, OEP entered into the Securities Purchase Agreement, pursuant to which OEP agreed to acquire 75,000 shares of Issuer Preferred Stock in exchange for the Purchase Price. Pursuant to undertakings made in the Securities Purchase Agreement, for as long as the Issuer Preferred Stock remains outstanding, the Issuer has agreed to reserve and keep available, free from preemptive rights, the full number of shares of Issuer Common Stock issuable upon the conversion of the Issuer Preferred Stock.

Cumulative dividends on the Issuer Preferred Stock are payable-in-kind on a quarterly basis at the rate per annum of 3% of the liquidation preference of $1,000 per share (the “Liquidation Preference”) until October 1, 2014 (the “Dividend Duration Period”).

The holders of the Issuer Preferred Stock may convert shares of Issuer Preferred Stock at any time, in whole or in part, into shares of Issuer Common Stock, at a rate of 66.667 shares of the Issuer Common Stock per $1,000 of Liquidation Preference of the Issuer Preferred Stock, subject to customary anti-dilution adjustments set forth in the Certificate of Designations (the “Conversion Rate”). If a conversion occurs prior to the expiration of the Dividend Duration Period, the number of shares of Issuer Common Stock received shall be increased for a make-whole adjustment equal to (a) the number of additional shares of Issuer Preferred Stock the holder would have otherwise been paid during the Dividend Duration Period, multiplied by (b) the Conversion Rate.

The Issuer may, at any time after September 1, 2010, cause an automatic conversion of all outstanding shares of Issuer Preferred Stock upon no less than 10 days prior notice if at the time of such notice and at the time of the related conversion (a) the closing sales price of the Issuer Common Stock equals or exceeds $35.00 per share (subject to adjustment in the event of a stock split, stock dividend, combination or other similar recapitalization) for the prior 20 consecutive trading days and (b) the Issuer is current on its reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and has an effective resale registration statement and related prospectus that permits the Issuer Common Stock issued upon such automatic conversion to be immediately resold thereunder and the current investigations of the Issuer by the U.S. Attorney’s offices in Florida and North Carolina have been terminated, settled or finally adjudicated.

No conversion of the Issuer Preferred Stock will be permitted to the extent that any holder of Issuer Preferred Stock would individually hold in excess of 19.99% of the Issuer’s voting power after the proposed conversion, or to the extent that the holders of Issuer Preferred Stock would hold in excess of 17.80% of the Issuer’s voting power in the aggregate solely attributable to their holdings of Issuer Preferred Stock and any Issuer Common Stock received upon conversion thereof (such limitations collectively, the “Conversion Cap”). Shares of Issuer Preferred Stock not convertible as a result of the Conversion Cap shall remain outstanding and shall become convertible to the extent the Conversion Cap no longer applies.

At any time after September 1, 2014 or in connection with a change in control, holders may require the Issuer to redeem any or all outstanding shares of Issuer Preferred Stock at the Liquidation Preference of such redeemed Issuer Preferred Stock, including any applicable make-whole adjustment.

Holders of the Issuer Preferred Stock will vote with the holders of the Issuer Common Stock on an as-converted basis, including any applicable make-whole adjustment. However, no holder of the Issuer Preferred Stock shall be permitted to vote more than an equivalent of 19.99% of the Issuer’s outstanding voting securities solely attributable to its ownership of the Issuer Preferred Stock and any Issuer Common Stock received upon conversion thereof.

Holders of a majority of the Issuer Preferred Stock then outstanding, voting as a separate class, must approve any amendment to the Issuer’s certificate of incorporation or bylaws that would adversely affect the rights of the holders of the Issuer Preferred Stock. If a stockholder vote is required to approve a conversion or voting of shares of Issuer Preferred Stock in excess of the Conversion Cap, holders of Issuer Preferred Stock and any Issuer Common Stock received upon conversion thereof are not entitled to participate in the vote.

OEP has agreed, pursuant to the Securities Purchase Agreement, to vote all shares of the Issuer’s capital stock that OEP is entitled to vote, whether now owned or later acquired: (a) in favor of any nominee or director nominated by the nominating committee of the Board and (b) against removal of any director designated by the nominating committee of the Board. OEP is otherwise entitled to vote its shares of the Issuer as it sees fit, in its sole discretion.

Under the terms of the Securities Purchase Agreement and the Certificate of Designations, two individuals nominated by OEP, Gregory A. Belinfanti and Christian P. Ahrens, were appointed to the Board September 1, 2009.

In addition, the Securities Purchase Agreement and the Certificate of Designations provide that, for so long as OEP holds (a) at least 15% of the Total Voting Power of the Issuer (as defined in the Securities Purchase Agreement), OEP may designate two directors to the Board, and (b) at least 5% but less than 15% of the Total Voting Power of the Issuer, OEP may designate one director to the Board. If OEP holds less than 5% of the Total Voting Power of the Issuer, the Issuer will no longer have an obligation to include any nominee designated by OEP for election to the Board.

The Securities Purchase Agreement also provides that one director chosen by OEP is entitled to serve on each committee of the Board subject to the selected individual satisfying the requirements applicable to directors of companies listed on the Nasdaq Stock Market, and if the Issuer becomes listed on any other stock exchange, the requirements applicable to directors of companies listed on such stock exchange, and other applicable qualifications under law. The Issuer has agreed to provide the directors designated by OEP with the same compensation and indemnification in connection with their roles as directors as the other members of the Board. The Issuer has also agreed that in the event that OEP does not have a voting representative sitting on the audit committee of the Board, OEP shall be entitled to designate one of its chosen directors to serve as an observer to the audit committee (the “Audit Committee Observer”). The Audit Committee Observer shall be granted the right to attend each meeting of the audit committee, to participate in all discussions during each meeting and to receive copies of all notices, written materials and other information provided to the members of the audit committee.

Until the earlier of September 1, 2010 or the occurrence of a Reorganization Event (as defined in the Certificate of Designations), OEP has agreed not to (a) transfer or sell or (b) convert any of its shares of Issuer Preferred Stock. OEP is permitted to transfer all or a portion of its shares of Issuer Preferred Stock to certain affiliates of OEP.

OEP has also agreed that until such time as the earlier to occur of (a) it ceases to own 5% of the Total Voting Power of the Issuer and (b) a Pending COC Event (as defined in the Securities Purchase Agreement) it will be bound to a customary standstill provision, subject to certain exceptions. However, if the Issuer Common Stock closes below $13 per share (subject to customary anti-dilution adjustments) for three consecutive days, OEP has the right to purchase shares of Issuer Common Stock until the closing trading price of the Issuer Common Stock exceeds $13 per share (subject to customary anti-dilution adjustments), so long as OEP and its affiliates do not at the time own 25% or more of the Issuer’s voting securities. Additionally, if at any time OEP’s interest decreases due to an Excluded Issuance (as defined in the Securities Purchase Agreement), OEP may acquire in the secondary market additional shares of Issuer Common Stock to maintain the voting power OEP owned immediately prior to the Excluded Issuance.

In addition, the Securities Purchase Agreement provides that if at any time after the closing the Issuer proposes to undertake an issuance of Issuer capital stock, including Issuer Common Stock, Issuer Preferred Stock and other securities convertible or exchangeable into or exercisable for Issuer Common Stock, OEP will have the opportunity, subject to customary exceptions to acquire from the Issuer, at the same price and on the same terms, such new securities as are proposed to be offered to others up to the amount that would enable OEP to maintain the proportionate interest it held in the Issuer prior to such issuance. This right will terminate if OEP holds less than 5% of the Total Voting Power of the Issuer.

In connection with the closing of the Investment, OEP entered into a Registration Rights Agreement with the Issuer, dated as of September 1, 2009 (the “Registration Rights Agreement”), pursuant to which the Issuer has agreed to grant OEP certain rights with respect to registration under the Securities Act of the resale of the Issuer Common Stock issuable upon conversion of the Issuer Preferred Stock (the “Registrable Securities”). Under the terms of the Registration Rights Agreement, the Issuer has agreed to use its best efforts to become current in its SEC periodic reporting requirements and thereafter file a registration statement on Form S-1 prior to the expiration of the one year period following the closing of the Investment to register the resale of the Issuer Common Stock underlying the Issuer Preferred Stock. Also under the Registration Rights Agreement, the Issuer has agreed to prepare and file a registration statement covering the resale of all Registrable Securities not already covered by an existing registration statement for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act within thirty (30) days after the Issuer becomes eligible to file a registration statement on Form S-3. OEP was also granted certain piggyback registration rights with respect to the registration of securities by the Issuer for its account, and for the account of other investors, in each case, subject to certain restrictions set forth in the Registration Rights Agreement. In addition, OEP has the right to participate in an underwritten offering and to sell a portion of its shares of Issuer Common Stock in connection with certain underwritten offerings requested by other investors, in each case, subject to certain restrictions set forth in the Registration Rights Agreement.

The foregoing summary does not purport to be complete and each is qualified in its entirety by reference to the complete text of the Securities Purchase Agreement, Registration Rights Agreement and Certificate of Designations attached hereto as Exhibit 2, Exhibit 3 and Exhibit 4, respectively, which are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1.	Agreement of Joint Filing, dated as of September 10, 2009, by and among OEP AC Holdings, LLC, One Equity Partners III, L.P., OEP General Partner III, L.P. and OEP Holding Corporation.

2.	Securities Purchase Agreement, dated as of August 14, 2009, between ArthroCare Corporation and OEP AC Holdings, LLC.

3.	Registration Rights Agreement, dated as of September 1, 2009, between ArthroCare Corporation and OEP AC Holdings, LLC.

4.	Certificate of Designations of Series A 3.00% Convertible Preferred Stock (par value $0.001) of ArthroCare Corporation, dated as of September 1, 2009 (incorporated by reference to Exhibit 99.2 to ArthroCare Corporation’s Current Report on Form 8-K filed on August 17, 2009).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OEP AC HOLDINGS, LLC

By:	/s/ Christian P. Ahrens
Name:	Christian P. Ahrens
Title:	Vice-President and Treasurer

ONE EQUITY PARTNERS III, L.P.

By: OEP General Partner III, L.P., as its general partner

By: OEP Holding Corporation, as its general partner

By:	/s/ Christian P. Ahrens
Name:	Christian P. Ahrens
Title:	Managing Director

OEP GENERAL PARTNER III, L.P.

By: OEP Holding Corporation, as its general partner

By:	/s/ Christian P. Ahrens
Name:	Christian P. Ahrens
Title:	Managing Director

OEP HOLDING CORPORATION

By:	/s/ Christian P. Ahrens
Name:	Christian P. Ahrens
Title:	Managing Director

Dated: September 10, 2009

SCHEDULE I

The names and titles of the executive officers of OEP AC Holdings, LLC and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to OEP AC Holdings, LLC and each individual is a United States citizen.

Name	Position	Address
Gregory A. Belinfanti	President	One Equity Partners LLC 320 Park Ave, 18th Floor Between 50th and 51st NY, NY 10022
Christian P. Ahrens	Vice President and Treasurer	One Equity Partners LLC 320 Park Ave, 18th Floor Between 50th and 51st NY, NY 10022
Bradley J. Coppens	Vice-President and Secretary	One Equity Partners LLC 320 Park Ave, 18th Floor Between 50th and 51st NY, NY 10022

The names of the directors and the names and titles of the executive officers of OEP Holding Corporation and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to OEP Holding Corporation and each individual is a United States citizen except Christopher von Hugo who is a citizen of Germany.

Name	Position	Address
Richard M. Cashin	President and Director	320 Park Avenue, NY, NY 10022
Christian P. Ahrens	Managing Director	320 Park Avenue, NY, NY 10022
Gregory A. Belinfanti	Managing Director	320 Park Avenue, NY, NY 10022
James B. Cherry	Managing Director	21 South Clark Street, Chicago IL 60603-2003
David M. Cohen	Managing Director	320 Park Avenue, NY, NY 10022
Colin M. Farmer	Managing Director	320 Park Avenue, NY, NY 10022
Andrew J. Gessow	Managing Director	2420 Sand Hill Road, Menlo Park, CA 94025-6943
David Han	Managing Director	320 Park Avenue, NY, NY 10022
Thomas J. Kichler	Managing Director	21 South Clark Street, Chicago IL 60603-2003
James W. Koven	Managing Director	320 Park Avenue, NY, NY 10022
Joseph G. Michels	Managing Director	320 Park Avenue, NY, NY 10022
Jacques Nasser	Managing Director and Director	100 Bloomfield Hills Pkwy, Bloomfield, MI 48304-2949
Michael G. O’Hara	Managing Director	320 Park Avenue, NY, NY 10022
Richard W. Smith	Managing Director and Director	320 Park Avenue, NY, NY 10022
David A. Walsh	Managing Director	320 Park Avenue, NY, NY 10022
William H. Wangerin	Managing Director	21 South Clark Street, Chicago IL 60603-2003
Henry H. Briance	Vice President	320 Park Avenue, NY, NY 10022
Bradley J. Coppens	Vice President	320 Park Avenue, NY, NY 10022
Joseph P. Huffsmith	Vice President	21 South Clark Street, Chicago IL 60603-2003
Chi Lam Mak	Vice President	2420 Sand Hill Road, Menlo Park, CA 94025-6943
Erin E. Hill	Chief Financial Officer & Treasurer	320 Park Avenue, NY, NY 10022
Judah A. Shechter	Vice President & Secretary	277 Park Avenue, NY, NY 10017
Kenneth C. Brown	Managing Director	1400 East Newport Center Drive, Deerfield Beach, FL 33442

Jessica R. Marion	Vice President	10 South Dearborn, Chicago IL 60603-2203
Colleen A. Hartung	Vice President	10 South Dearborn, Chicago IL 60603-2203
Adam S. Mukamal	Vice President	1 Chase Manhattan Plaza, NY, NY 10005-1401
Elizabeth De Guzman	Assistant Secretary	277 Park Avenue, NY, NY 10017
Ina R. Drew	Director	270 Park Avenue, NY, NY 10017
Franklin Hobbs	Director	320 Park Avenue, NY, NY 10022
Jay Mandelbaum	Director	270 Park Avenue, NY, NY 10017
Heidi G. Miller	Director	270 Park Avenue, NY, NY 10017
Christopher von Hugo	Director	Taunusanlage 21, Frankfurt Germany
Robert S. Rubin	Director	320 Park Avenue, NY, NY 10022

The names of the directors and the names and titles of the executive officers of Bank One Investment Corporation and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to Bank One Investment Corporation and each individual is a United States citizen except Ana Capella Gomez-Acebo who is a citizen of Spain.

Name	Position	Address
Ina R. Drew	Director	270 Park Avenue, NY, NY 10017
John C. Wilmot	Director	270 Park Avenue, NY, NY 10017
Joseph S. Bonocore	Managing Director	270 Park Avenue, NY, NY 10017
Ana Capella Gomez-Acebo	Managing Director	270 Park Avenue, NY, NY 10017
Elizabeth De Guzman	Vice President & Asst Secretary	277 Park Avenue, NY, NY 10172
Ina R. Drew	President	270 Park Avenue, NY, NY 10017
Anthony J. Horan	Senior Vice President & Assistant Secretary	277 Park Avenue, NY, NY 10172
Judah A. Shechter	Vice President & Secretary	277 Park Avenue, NY, NY 10172
William T. Williams Jr.	Vice President	245 Park Avenue, NY, NY 10017
John C. Wilmot	Managing Director	270 Park Avenue, NY, NY 10017
David M. Alexander	Managing Director & Treasurer	270 Park Avenue, NY, NY 10017

The names of the directors and the names and titles of the executive officers of JPMorgan Capital Corporation and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to JPMorgan Capital Corporation and each individual is a United States citizen.

Name	Position	Address
John M. Buley	Director	383 Madison Avenue, NY, NY 10179
Ellen J. Manola	Director	10 South Dearborn, Chicago IL 60603-2203
Francisco J. Pereiro	Director	10 South Dearborn, Chicago IL 60603-2203
Peter G. Weiland	Director	270 Park Avenue, NY, NY 10017
Scott Abramson	Vice President	10 South Dearborn, Chicago IL 60603-2203
Richard D. Archer	Vice President	10 South Dearborn, Chicago IL 60603-2203
Emily M. Athy	Associate	10 South Dearborn, Chicago IL 60603-2203
Christine N. Bannerman	Secretary	4 Chase Metrotech, Brooklyn, NY 11245
Geoffrey P. Bratton	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203

Mit C. Buchanan	Managing Director	10 South Dearborn, Chicago IL 60603-2203
John M. Buley	Managing Director	383 Madison Avenue, NY, NY 10179
William R. Crissy	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Cynthia Cain	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Ana E. Conforti	Associate	10 South Dearborn, Chicago IL 60603-2203
Richard S. Crowley	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Victoria B. Dal Santo	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Anand Dandapani	Vice President	10 South Dearborn, Chicago IL 60603-2203
Jason T. Dinneen	Associate	10 South Dearborn, Chicago IL 60603-2203
Hellen Doo	Vice President & Asst Secretary	245 Park Avenue, NY, NY 10167-0001
Antonina Doria	Associate	10 South Dearborn, Chicago IL 60603-2203
Mary K. Duff	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
James A. Durham	Associate	10 South Dearborn, Chicago IL 60603-2203
Sean M. Dwyer	Vice President	10 South Dearborn, Chicago IL 60603-2203
John M. Eber	Managing Director	10 South Dearborn, Chicago IL 60603-2203
James M. Eligator	Managing Director	10 South Dearborn, Chicago IL 60603-2203
Mary Eymard	Vice President	451 Florida Street, Baton Rouge, LA 70801-1700
Jean Fanning	Associate	10 South Dearborn, Chicago IL 60603-2203
Frieda B. Feiger	Associate	10 South Dearborn, Chicago IL 60603-2203
Linda L. Fernandez	Associate	10 South Dearborn, Chicago IL 60603-2203
James A. Fox	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Paul A. Gargula	Managing Director	10 South Dearborn, Chicago IL 60603-2203
David A. Geifman	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Brett A. Geiger	Vice President	10 South Dearborn, Chicago IL 60603-2203
Heather Glover	Vice President	10 South Dearborn, Chicago IL 60603-2203
Brian R. Gnolfo	Vice President	10 South Dearborn, Chicago IL 60603-2203
Darlene T. Golly	Associate	10 South Dearborn, Chicago IL 60603-2203
Amber Haley	Vice President	10 South Dearborn, Chicago IL 60603-2203
Patricia T. Habicht	Assistant Secretary	10 South Dearborn, Chicago IL 60603-2203

Eric J. Hamm	Associate	10 South Dearborn, Chicago IL 60603-2203
Munir J. Hasan	Vice President	10 South Dearborn, Chicago IL 60603-2203
Elizabeth M. Hayes	Associate	10 South Dearborn, Chicago IL 60603-2203
Michael D. Heine	Vice President	10 South Dearborn, Chicago IL 60603-2203
Yale C. Henderson	Managing Director	10 South Dearborn, Chicago IL 60603-2203
Jeffrey L. Hinds	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Philipp A. Hirche	Associate	10 South Dearborn, Chicago IL 60603-2203
Anthony J. Horan	Senior Vice President & Assistant Secretary	277 Park Avenue, NY, NY 10172
Rondella Hunt	Vice President	10 South Dearborn, Chicago IL 60603-2203
John T. Hunter	Vice President	10 South Dearborn, Chicago IL 60603-2203
Steven N. Ignelzi	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Michelle L. Jones	Vice President	10 South Dearborn, Chicago IL 60603-2203
Suzanne M. Jones	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Min Yun Kim	Associate	10 South Dearborn, Chicago IL 60603-2203
Jan I. Krueger	Associate	10 South Dearborn, Chicago IL 60603-2203
William P. Kusack Jr	Managing Director	10 South Dearborn, Chicago IL 60603-2203
Elisa A. Lass	Vice President	10 South Dearborn, Chicago IL 60603-2203
Lennox Leighton	Associate	10 South Dearborn, Chicago IL 60603-2203
Mark Lenhardt	Vice President	10 South Dearborn, Chicago IL 60603-2203
Melvina E. Lloyd	Associate	10 South Dearborn, Chicago IL 60603-2203
Kurt Lundgren	Vice President	10 South Dearborn, Chicago IL 60603-2203
Ellen J. Manola	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Ellen J. Manola	Chief Financial Officer	10 South Dearborn, Chicago IL 60603-2203
Jessica Marion	Officer	10 South Dearborn, Chicago IL 60603-2203
Tricia M. Mark	Vice President	10 South Dearborn, Chicago IL 60603-2203
Marie Y. Martinez	Vice President	10 South Dearborn, Chicago IL 60603-2203
Mark J. McCann	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Colleen A. Meade	Assistant Secretary	4 Chase Metrotech Center, Brooklyn, NY 11245-0001

Allison Metzger	Vice President	10 South Dearborn, Chicago IL 60603-2203
Karen J. Muchin	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Deanna C. Mueller	Associate	10 South Dearborn, Chicago IL 60603-2203
Jean F. Nagatani	Managing Director	10 South Dearborn, Chicago IL 60603-2203
Patrick J. Nash	Managing Director	10 South Dearborn, Chicago IL 60603-2203
Timothy P. O’Keefe	Vice President	10 South Dearborn, Chicago IL 60603-2203
Susan M. Ochoa	Associate	10 South Dearborn, Chicago IL 60603-2203
Gina I. Orlando	Vice President	10 South Dearborn, Chicago IL 60603-2203
Jon W. Pagac	Associate	10 South Dearborn, Chicago IL 60603-2203
Melanie A. Pagliari	Associate	10 South Dearborn, Chicago IL 60603-2203
Susan Parsons	Vice President	10 South Dearborn, Chicago IL 60603-2203
Arpan R. Patel	Associate	10 South Dearborn, Chicago IL 60603-2203
Hasmita Patel	Associate	10 South Dearborn, Chicago IL 60603-2203
Anne F. Pax	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
William C. Pelletier	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Bonnie L. Percy-Hill	Vice President	10 South Dearborn, Chicago IL 60603-2203
Francisco J. Pereiro	Chairman	10 South Dearborn, Chicago IL 60603-2203
Francisco J. Pereiro	President	10 South Dearborn, Chicago IL 60603-2203
Brian Polt	Associate	10 South Dearborn, Chicago IL 60603-2203
Mary C. Quaid	Associate	10 South Dearborn, Chicago IL 60603-2203
Jeremy S. Reinhard	Associate	10 South Dearborn, Chicago IL 60603-2203
Paulius Remeza	Associate	10 South Dearborn, Chicago IL 60603-2203
D. C. Robinson	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Mary F. Sackley	Vice President	10 South Dearborn, Chicago IL 60603-2203
John P. Scothorn	Vice President	10 South Dearborn, Chicago IL 60603-2203
Socheat V. Som	Vice President	10 South Dearborn, Chicago IL 60603-2203
Rubiao Song	Executive Director (Officer)	383 Madison Avenue, NY, NY 10179

Joel P. Spenadel	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Robert G. Sperhac	Vice President	10 South Dearborn, Chicago IL 60603-2203
Jeffrey S. Steenwyk	Vice President	10 South Dearborn, Chicago IL 60603-2203
Theodora Stojka	Vice President	10 South Dearborn, Chicago IL 60603-2203
Aloysius T. Stonitsch	Managing Director	10 South Dearborn, Chicago IL 60603-2203
David R. Stoppel	Associate	10 South Dearborn, Chicago IL 60603-2203
Patricia L. Striegel	Associate	10 South Dearborn, Chicago IL 60603-2203
Galina Tam	Associate	10 South Dearborn, Chicago IL 60603-2203
Ami Tulsiani	Associate	10 South Dearborn, Chicago IL 60603-2203
Cynthia A. Vanina	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Damian Warshall	Vice President	10 South Dearborn, Chicago IL 60603-2203
Krystal Zec	Vice President	10 South Dearborn, Chicago IL 60603-2203
Jon D. Zywiciel	Vice President	10 South Dearborn, Chicago IL 60603-2203

The names and titles of the executive officers of Banc One Financial LLC and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to Banc One Financial LLC and each individual is a United States citizen.

Name	Position	Address
Michael J. Cavanagh	Director	270 Park Avenue, NY, NY 10017-2014
Christine N. Bannerman	Assistant Secretary	4 Chase Metrotech Center, Brooklyn, NY 11245-0001
Michael J. Cavanagh	Chairman of the Board	270 Park Avenue, NY, NY 10017-2014
Daniel P. Cooney	Senior Vice President	10 South Dearborn, Chicago IL 60603-2203
Francis J. Drozek	Assistant Treasurer	131 South Dearborn, Chicago, IL 60603-5506
Lisa J. Fitzgerald	Managing Director	270 Park Avenue, NY, NY 10017-2014
James A. Fox	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Jeffrey L. Hinds	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
John J. Hyland	Vice President & Treasurer	270 Park Avenue NY, NY 10017
Eva Loeffler	Assistant Secretary	10 South Dearborn, Chicago IL 60603-2203
Maureen Morrissy	Assistant Secretary	10 South Dearborn, Chicago IL 60603-2203
Patrick J. Nash	Managing Director	10 South Dearborn, Chicago IL 60603-2203

Carin S. Reddish	Assistant Secretary	10 South Dearborn, Chicago IL 60603-2203
Aloysius T. Stonitsch	Managing Director	10 South Dearborn, Chicago IL 60603-2203

The names of the directors and the names and titles of the executive officers of JPMorgan Chase & Co. and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to JPMorgan Chase & Co., unless otherwise noted, and each individual is a United States citizen.

Name	Position	Address
James Dimon	President, Chief Executive Officer and Chairman of the Board of Directors	270 Park Avenue NY, NY 10017
Frank Bisignano	Chief Administrative Officer	270 Park Avenue NY, NY 10017
Steven D. Black	Co-Chief Executive Officer Investment Bank	270 Park Avenue NY, NY 10017
Michael J. Cavanagh	Chief Financial Officer and Director	270 Park Avenue NY, NY 10017
William M. Daley	Head of Corporate Responsibility	10 South Dearborn, Chicago IL 60603-2203
John L. Donnelly	Director of Human Resources	270 Park Avenue NY, NY 10017
Ina R. Drew	Chief Investment Officer	270 Park Avenue NY, NY 10017
Samuel Todd Maclin	Head Commercial Banking	270 Park Avenue NY, NY 10017
Jay Mandelbaum	Head Strategy and Business Development	270 Park Avenue NY, NY 10017
Heidi Miller	Chief Executive Officer Treasury & Securities Services	270 Park Avenue NY, NY 10017
Charles W. Scharf	Head Retail Financial Services	270 Park Avenue NY, NY 10017
Gordon A. Smith	Chief Executive Officer Card Services	270 Park Avenue NY, NY 10017
James E. Staley	Global Head Asset & Wealth Management	270 Park Avenue NY, NY 10017
William T. Winters	Co-Chief Executive Officer Investment Bank	125 London Wall, London, UK
Stephen M. Cutler	General Counsel	270 Park Avenue NY, NY 10017
Barry L. Zubrow	Chief Risk Officer	270 Park Avenue NY, NY 10017
Crandall C. Bowles	Chairman and Chief Executive Officer (Spring Global US Inc.) and Director (JPMorgan Chase & Co.)	Springs Global US Inc. 205 N White Street Fort Mill, SC 29715-1654
Stephen B. Burke	President (Comcast Cable Communications Inc.) and Director (JPMorgan Chase & Co.)	Comcast Cable Communications Inc. 1500 Market Philadelphia, PA 19102
James S. Crown	President (Henry Crown and Company) and Director (JPMorgan Chase & Co.)	Henry Crown and Company 222 N. LaSalle Street, Suite 2000 Chicago, IL 60601
David M. Cote	Chairman and Chief Executive Officer (Honeywell International Inc.) and Director (JPMorgan Chase & Co.)	Honeywell International Inc. 101 Columbia Rd. Morristown, NJ 07962-1219
Ellen V. Futter	President and Trustee (American Museum of Natural History) and Director (JPMorgan Chase & Co.)	American Museum of Natural History Central Park West at 79th Street NY, NY 10024-5192

William H. Gray III	Retired President and Chief Executive Officer (The College Fund/UNCF) and Director (JPMorgan Chase & Co.)	The College Fund/UNCF 8260 Willow Oaks Corporate Drive PO Box 10444 Fairfax, VA 22031-8044
Laban P. Jackson Jr.	Chairman and Chief Executive Officer (Clear Creek Properties) and Director (JPMorgan Chase & Co.)	Clear Creek Properties 2365 Harrodsburg Rd. Suite B230 Lexington, KY 40504
Lee R. Raymond	Chairman and Chief Executive Officer (Exxon Mobil Corporation) and Director (JPMorgan Chase & Co.)	Exxon Mobil Corporation 5959 Las Colinas Boulevard Irving, TX 75039-2298
David C. Novak	Chairman and Chief Executive Officer (Yum! Brands Inc.) and Director (JPMorgan Chase & Co.)	Yum! Brands Inc. 1441 Gardiner Lane Louisville, KY 40213
William C. Weldon	Chairman and Chief Executive Officer (Johnson & Johnson) and Director (JPMorgan Chase & Co.)	Johnson & Johnson 1 Johnson & Johnson Plaza New Brunswick, NJ 08933

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.	Agreement of Joint Filing, dated as of September 10, 2009, by and among OEP AC Holdings, LLC, One Equity Partners III, L.P., OEP General Partner III, L.P. and OEP Holding Corporation.

2.	Securities Purchase Agreement, dated as of August 14, 2009, between ArthroCare Corporation and OEP AC Holdings, LLC.

3.	Registration Rights Agreement, dated as of September 1, 2009, between ArthroCare Corporation and OEP AC Holdings, LLC.

4.	Certificate of Designations of Series A 3.00% Convertible Preferred Stock (par value $0.001) of ArthroCare Corporation, dated as of September 1, 2009 (incorporated by reference to Exhibit 99.2 to ArthroCare Corporation’s Current Report on Form 8-K filed on August 17, 2009).